UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION

OF REGISTRATION OF A CLASS OF SECURITIES

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-12222

CHINA MOBILE LIMITED

(Exact name of registrant as specified in its charter)

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

+852 3121-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 5 ordinary shares

Ordinary shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.

China Mobile Limited (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in October 1997.

The Company’s American Depositary Shares (the “ADSs”), each representing 5 ordinary shares, were listed on the New York Stock Exchange (the “NYSE”) on October 22, 1997. On May 7, 2021, the NYSE filed Form 25 with the United States Securities and Exchange Commission (the “SEC”) and the delisting of the Company’s ADSs became effective on May 18, 2021. On September 13, 2021, the Company terminated its ADSs program. As of the filing of this Form 15F, no ADSs remain outstanding.

B.

The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the SEC for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in the United States in October 2000 in a registered offering under the Securities Act of 1933, as amended, pursuant to registration statements on Form F-3 (No. 333-47256), as amended.

Item 3.	Foreign Listing and Primary Trading Market

A.

The Company has maintained a listing of its ordinary shares on (i) The Stock Exchange of Hong Kong Limited (the “SEHK”) and (ii) the Shanghai Stock Exchange (the “SSE”). Together, the SEHK and the SSE constitute the primary trading market for the Company’s ordinary shares.

B.

The Company was initially listed on the SEHK in October 1997 and initially listed on the SSE in January 2022. The Company has maintained the listing of its ordinary shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in the Company’s ordinary shares that occurred on the SEHK and the SSE for the 12-month period from August 16, 2021 to August 15, 2022 (both dates inclusive) was 100%.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are August 16, 2021 and August 15, 2022.

B.

The average daily trading volume of the Company’s ordinary shares and ADSs (when expressed in terms of the underlying ordinary shares) in the United States (both on-exchange and off-exchange) was nil for the same 12-month period. The average daily trading volume of the Company’s ordinary shares (including those represented in the form of ADSs) worldwide was 24,502,541 shares for the same 12-month period.

C.

The average daily trading volume of the Company’s ordinary shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the period described in Item 4.A was nil.

D.

The Company’s ADSs were delisted from the NYSE effective as of the beginning of the business on May 18, 2021. As of that date, the average daily trading volume of the Company’s ordinary shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was 11.5%.

E.

The Company has terminated its ADSs program on September 13, 2021. As of that date, the average daily trading volume of the Company’s ordinary shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was 8.0%.

F.	All trading volume information was obtained from Bloomberg L.P.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.

The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on September 14, 2022.

B.

The Company disseminated this notice in the United States through PR Newswire. In addition, this notice was posted on the Company’s website. The Company submitted a copy of the notice to the SEC under cover of a Form 6-K on September 14, 2022.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at www.chinamobileltd.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, China Mobile Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, China Mobile Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: September 14, 2022

CHINA MOBILE LIMITED

By:	/s/ Dong Xin
	Name:	Dong Xin
	Title:	Executive Director and Chief Executive Officer